
July 11, 2007

Mr. William M. Barrett, President
    and Chief Executive Officer
ACP Holding Company
2121 Brooks Avenue
P.O. Box #729
Neenah, WI   54957

Re: ACP Holding Company
        Registration Statement on Form 10
        Filed on: June 13, 2007
        File No.: 0-52681

Dear Mr. Barrett:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        We note in your letter dated June 13, 2007 that prior to effectiveness of the Registration Statement on Form 10, you will amend the Form 10 to include certain exhibits and additional information that is not yet available. Please allow sufficient time for the staff's review of the additional material. We may have additional comments.

General

1. The registration statement becomes effective by operation of law 60 days after you filed it, and accordingly will trigger the registrant's reporting obligations

pursuant to Section 12(g) of the Exchange Act. However, we will not clear the filing until you have complied with all outstanding comments.

Special Note Regarding Forward-Looking Statements, page 1

2. Delete the last sentence of this section on page 2, since upon the effective date of this registration statement, you will have an obligation to keep information current.

Item 1. Business, page 4
Background, page 6

3. Please include an organizational chart describing you and your subsidiaries' structure.

Risk Factors, page 18

4. Please consider providing risk factor disclosure about your recent decline in sales.

A relatively small number of customers…, page 18

5. Please identify any customers who accounted for 10% or more of your revenues pursuant to Item 101(c)(vii) of Regulation S-K.

Management's Discussion and Analysis, page 34

Liquidity and Capital Resources, page 41

6. Please amend your filing to include a discussion of the factors contributing to the decrease in net cash provided by operating activities during fiscal 2006, as well as the six months ended March 31, 2007. For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Accountant at (202) 551-3772 or Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding the comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3767 with any other comments.

Sincerely,

Jennifer R. Hardy
Branch Chief, Legal